THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

9912 Georgetown Pike

Suite D203

Great Falls, VA 22066

June 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and David Link

Re:	Thunder Bridge Capital Partners IV, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 28, 2024
File No. 001-40555

Dear Ms. De Lorenzo and Mr. Link:

Thunder Bridge Capital Partners IV, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 5, 2024, regarding the Preliminary Proxy Statement on Schedule 14A filed on May 28, 2024. Concurrently with the submission of this letter, the Company is filing an Amendment to Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note that you are seeking to extend your termination date beyond July 2, 2024, 36 months after the consummation of your initial public offering. We also note that you are listed on The Nasdaq Capital Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline beyond July 2, 2024, does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from The Nasdaq Capital Market, and the consequences of any such suspension or delisting.

We acknowledge the Staff’s comment and respectfully inform the Staff that we have added the requested information as a risk factor on page 14 of the Revised Proxy Statement. We also note that the Company’s securities were incorrectly disclosed as being listed on the Nasdaq Capital Market, while actually being listed on the Nasdaq Global Market. The information has been revised in the Letter to Stockholders and on pages 14 and 25 of the Revised Proxy Statement.

***

U.S. Securities and Exchange Commission
June 6, 2024

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Benjamin Reichel, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

By:	/s/ Gary A. Simanson
	Name:	Gary A. Simanson
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP